UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Williams Pipeline Partners L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
96950K103

(CUSIP Number)
James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 24, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96950K103	Page	2	of	17

1	NAMES OF REPORTING PERSONS The Williams Companies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		6,350,668 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

6,350,668 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

6,350,668 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 28.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; CO
* The Williams Companies may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	3	of	17

1	NAMES OF REPORTING PERSONS Williams Gas Pipeline Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		6,350,668 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

6,350,668 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

6,350,668 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 28.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO - limited liability company
* Williams Gas Pipeline Company LLC, may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	4	of	17

1	NAMES OF REPORTING PERSONS Williams Pipeline GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		6,350,668

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER*

6,350,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

6,350,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO - limited liability company
* Williams Pipeline GP LLC, the sole general partner of Williams Pipeline Partners L.P., owns, beneficially and of record, 684,869 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Pipeline Partners L.P. Williams Pipeline GP LLC also owns 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of Williams Pipeline Partners L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at One Williams Center, Tulsa, Oklahoma, 74172-0172.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by (i) The Williams Companies, Inc., a Delaware corporation (“Williams”), (ii) Williams Gas Pipeline Company, LLC, a Delaware limited liability company (“Williams Gas Pipeline”) and (iii) Williams Pipeline GP LLC, a Delaware limited liability company (the “General Partner” and, together with Williams and Williams Gas Pipeline, the “Reporting Persons”).
     Williams owns directly or indirectly 100% of each of Williams Gas Pipeline and the General Partner. Williams Gas Pipeline is the sole member and manager of the General Partner. The General Partner is the sole general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma, 74172-0172.
     (c) The principal business of Williams is to find, produce, gather, process and transport natural gas. The principal business of Williams Gas Pipeline is to own and operate the natural gas pipeline operations of Williams. The principal business of the General Partner is to hold common and subordinated units, the general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer.
     (d) — (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Williams, Williams Gas Pipeline, or the General Partner has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed on August 31, 2007 as a Delaware limited partnership to indirectly own and operate natural gas transportation pipelines and storage facilities. Upon the formation of the Issuer, the General Partner and Williams Pipeline Services Company, an indirect wholly owned subsidiary of Williams, contributed $20 and $980, respectively, to the Issuer.
     At the closing of the Issuer’s initial public offering (the “Offering”) of 16,250,000 common units representing limited partner interests in the Issuer, the following transactions, among others, occurred:
•	The Issuer issued 16,250,000 common units to the public, representing a 47.5% limited partner interest in the Issuer, and used the net proceeds from the Offering to pay expenses and purchase a 15.9% general partnership interest in Northwest Pipeline GP (“Northwest”);

•	Pursuant to the Contribution, Conveyance and Assumption Agreement (attached hereto as Exhibit C and incorporated by reference herein), the Issuer
•	issued to its general partner 6,350,668 common units and 10,957,900 subordinated units representing an aggregate 50.5% limited partner interest in the Issuer, plus 684,869 general partner units representing a 2% general partner interest in the Issuer and all of its incentive distribution rights, which entitle its general partner to increasing percentages of the cash it distributes in excess of $0.330625 per limited partner unit per quarter, in exchange for the contribution of a 19.1% general partnership interest in Northwest (which combined with the interest purchased directly from Northwest result in a 35% general partnership interest in Northwest);

•	Williams Pipeline Services Company, the initial limited partner of the Issuer was redeemed; and

•	Northwest distributed $300.9 million to a subsidiary of Williams as a reimbursement for capital expenditures incurred with respect to Northwest’s assets;
•	The Issuer entered into an omnibus agreement with Williams and certain of its affiliates, including its general partner, that will govern its relationship with them regarding certain reimbursement, indemnification and licensing matters; and

•	The Issuer entered into a working capital credit agreement with Williams as the lender, with a borrowing capacity of $20 million.
     Upon the termination of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the subordinated units are convertible into common units on a one-for-one basis.
     In connection with the Offering, the Issuer granted the underwriters the right to purchase up to an aggregate 2,437,500 common units if the underwriters sold more than 16,250,000 common units in the Offering (the “Option”).
Item 4. Purpose of Transaction
     The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) The subordinated units owned of record by the General Partner are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Issuer may grant unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards to employees, consultants, officers and directors of the General Partner and its affiliates who provide services to the Issuer, pursuant to the Williams Pipeline GP LLC Long-Term Incentive Plan (the “Plan”) adopted by the General Partner. The Issuer may acquire common units to issue pursuant to the Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.
     (b) None.
     (c) None.
     (d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by Williams. Some of Williams’ executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its ownership in the General Partner, Williams has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.
     (e) Certain Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) (1) Williams, as the 100% owner of Williams Gas Pipeline, and through it, the 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 6,350,668 common units held of record by the General Partner, which represents approximately 28.1% of the outstanding common units. Williams, may also, pursuant to Rule 13d-3, be deemed to beneficially own 10,957,900 subordinated units held of record by the General Partner, which represent all of the outstanding subordinated units. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. Williams, as the indirect 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 684,869 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
     (2) Williams Gas Pipeline, as the 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 6,350,668 common units held of record by the General Partner, which represents approximately 28.1% of the outstanding common units. Williams Gas Pipeline, as the 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own 10,957,900 subordinated units held of record by the General Partner, which represent all of the outstanding subordinated units. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. Williams Gas Pipeline, as the 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 684,869 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
     (3) The General Partner, as the sole general partner of the Issuer, is the record and beneficial owner of 6,350,668 common units (which represents approximately 28.1% of the outstanding common units), 10,957,900 subordinated units (which represent all of the outstanding subordinated units), 684,869 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
     (4) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above, Schedule 1 or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons have effected any transactions in the common units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Issuer’s Partnership Agreement
     The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and activities, and its board of directors will make decisions on the Issuer’s behalf. Williams Gas Pipeline, as the sole member of the General Partner, will elect all of the members to the board of directors of the General Partner. All of the executive officers and certain of the directors of the General Partner also serve as officers of Williams and Williams Partners L.P. The General Partner will be entitled to distributions with respect to its common and subordinated units, general partner units and, if specified requirements are met, with respect to its incentive distribution rights.
     Cash Distribution Policy
     The Issuer’s cash distribution policy requires the Issuer to distribute to the holders of common units and subordinated units on a quarterly basis at least the “minimum quarterly distribution” of $0.2875 per unit, or $1.15 per year, to the extent the Issuer has sufficient cash from its operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner.
     The Partnership Agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending March 31, 2008, the Issuer distribute all of its “available cash” to unitholders of record on the applicable record date.
     Subordination Period
     The Partnership Agreement provides that, during the “subordination period”, the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to the minimum quarterly distribution of $0.2875 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages will be paid on the subordinated units.
     Distributions of Available Cash from Operating Surplus During the Subordination Period
     The Partnership Agreement requires that the Issuer make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:
•	first, 98% to the common unitholders, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the General Partner, until the Issuer distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.
     If cash distributions to the unitholders exceed $0.330625 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”
Distributions of Available Cash from Operating Surplus After the Subordination Period
     The Partnership Agreement requires that the Issuer make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:
•	first, 98% to all common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.
     Conversion of the Subordinated Units
     Each subordinated unit will convert into one common unit and then will participate pro rata with the other common units in distribution of available cash at the end of the subordination period. Unless earlier terminated pursuant to the terms of the Partnership Agreement, the subordination period will end on the first business day of any quarter after December 31, 2010, if distributions on each of the outstanding common units, subordinated units, and general partner units equaled or exceeded the sum of the minimum quarterly distributions for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date, the “adjusted operating surplus” for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units, and the related distributions on the general partner units during those periods on a fully diluted basis, and there are no arrearages in payment of the minimum quarterly distribution on the common units. The subordination period may terminate earlier if distributions by the Issuer on each outstanding common unit, subordinated unit and general partner unit equaled or exceeded $1.725 for the four-quarter period immediately preceding such date, the adjusted operating surplus for the four-quarter period immediately preceding such date equaled or exceeded $1.725 on all of the outstanding common units and subordinated units and the related distributions on the general partner units during that period on a fully diluted basis, and there are no arrearages in payment of the minimum quarterly distribution on the common units. The subordination period also will end upon the removal of the General Partner as general partner of the Partnership upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by the General Partner and its affiliates are not voted in favor of the removal.
     Issuance of Additional Units
     The Partnership Agreement authorizes the Issuer to issue an unlimited number of units for the consideration and on terms and conditions determined by the General Partner without unitholder approval.
     Limited Voting Rights
     The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates, other than general partner units. Because Williams indirectly owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.
     Limited Call Right
     If at any time the General Partner and its affiliates own more than 75% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.
     Registration Rights
     Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Williams Pipeline GP LLC as general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees.
     The General Partner’s Limited Liability Company Agreement
     Under the Limited Liability Company Agreement of the General Partner, Williams Gas Pipeline has the right to elect the members of the board of directors of the General Partner.
     To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
     References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 30, 2008 is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 30, 2008 which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P. (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 30, 2008 and incorporated herein in its entirety by reference).

Exhibit B	Limited Liability Company Agreement of Williams Pipeline GP LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 30, 2008 and incorporated herein in its entirety by reference).

Exhibit C	Contribution, Conveyance and Assumption Agreement, dated January 24, 2008 among Williams Pipeline Partners L.P., Williams Pipeline Operating LLC, WPP Merger LLC, Williams Pipeline Partners Holdings LLC, Northwest Pipeline GP, Williams Pipeline GP LLC, Williams Gas Pipeline Company, LLC, WGPC Holdings LLC and Williams Pipeline Services Company (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 30, 2008 and incorporated herein in its entirety by reference).

Exhibit D	Working Capital Loan Agreement (attached as Exhibit 10.7 to Amendment No. 1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-146015) and incorporated herein in its entirety by reference).

Exhibit E	Joint Filing Statement (filed herewith).

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 4, 2008

The Williams Companies, Inc.

By:	/s/ Brian K. Shore
Name:	Brian K. Shore
Title:	Corporate Secretary

Williams Gas Pipeline Company, LLC

By:	/s/ Brian K. Shore
Name:	Brian K. Shore
Title:	Corporate Secretary

Williams Pipeline GP LLC

By:	/s/ Brian K. Shore
Name:	Brian K. Shore
Title:	Corporate Secretary

Schedule 1
Executive Officers of The Williams Companies, Inc.
Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Midstream
Citizenship: USA
Amount Beneficially Owned: 0
James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and general counsel
Citizenship: USA
Amount Beneficially Owned: 8,000 Common Units (less than 1%)+
Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief financial officer
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+
Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
Michael P. Johnson, Sr.
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief administrative officer
Citizenship: USA
Amount Beneficially Owned: 9,500 Common Units (less than 1%)+
Steven J. Malcolm
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chairman of the board, chief executive officer and president
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+
Ted T. Timmermans
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, corporate controller and chief accounting officer
Citizenship: USA
Amount Beneficially Owned: 500 Common Units (less than 1%)+

Phillip D. Wright
c/o The Williams Companies, Inc.
2800 Post Oak Boulevard
Houston, Texas 77056
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+
Board of Directors of The Williams Companies, Inc.
Irl F. Engelhardt
c/o Peabody Energy
701 Market Street, 9 th Floor
St. Louis, Missouri 63101
Principal Occupation: Chairman and chief executive officer of Peabody Energy, a private-sector coal company
Citizenship: USA
Amount Beneficially Owned: 0
William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301
Citizenship: USA
Amount Beneficially Owned: 0
Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 Common Units (less than 1%)+
W.R. Howell
42113 N. 105 th Street
Scottsdale, Arizona 85262
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+
Charles M. Lillis
9785 Maroon Circle, Suite 110
Englewood, Colorado 80112
Principal Occupation: Co-founder and principal of LoneTree Partners, a private equity investing group
Citizenship: USA
Amount Beneficially Owned: 0
George A. Lorch
1125 Dormie Drive
Naples, Florida 34108
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
William G. Lowrie
24 Eagle Island Place
Sheldon, South Carolina 29441

Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
Frank T. MacInnis
c/o EMCOR Group, Inc.
301 Merritt Seven, 6 th Floor
Norwalk, Connecticut 06851
Principal Occupation: Chairman of the board and chief executive officer of EMCOR Group, Inc., an electrical and mechanical construction and facilities management group
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
Steven J. Malcolm
(see above)
Janice D. Stoney
1314 Douglas-On-The-Mall
Omaha, Nebraska 68102
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
Kathleen B. Cooper
Southern Methodist University
330 University Blvd.
213 Carr Collins Hall
Dallas, Texas 77275-0117
Principal Occupation: Dean of College of Business Administration at University of North Texas
Citizenship: USA
Amount Beneficially Owned: 0
William R. Granberry
Compass Operating, LLC
400 W. Illinois
Suite 1000
Midland, TX 79701
Principal Occupation: Member of Compass Operating Company, LLC
Citizenship: USA
Amount Beneficially Owned: 0

Directors and Executive Officers of Williams Gas Pipeline Company, LLC
Steven J. Malcolm, Member of Management Committee, Chairman
(see above)
Donald R. Chappel, Member of Management Committee,
(see above)
Phillip D. Wright, Member of Management Committee, Senior Vice President
(see above)
Michael Johnson, Member of Management Committee,
(see above)
Rodney J. Sailor, Assistant Treasurer
(see above)
Members of Williams Gas Pipeline Company, LLC
See above for information regarding the executive officers and directors of Williams, the sole member of Williams Gas Pipeline Company, LLC
Executive Officers and Directors of Williams Pipeline GP LLC
Steven J. Malcolm, Chairman of the Board and Chief Executive Officer
(see above)
Donald R. Chappel, Director and Chief Financial Officer
(see above)
Phillip D. Wright, Director and Chief Operating Officer
(see above)
James J. Bender, General Counsel
(see above)
Rodney J. Sailor
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Director and Treasurer
Citizenship: USA
Amount Beneficially Owned: 500 Common Units (less than 1%)+
Stephen C. Beasley
2 Eaton Court
Houston, TX 77024
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 15,000 Common Units (less than 1%)+
Members of Williams Pipeline GP LLC
See above for information regarding the executive officers and directors of Williams Gas Pipeline Company, LLC, the sole member of Williams Pipeline GP LLC
(see above)
+     Listed Person acquired common units pursuant to Issuer’s directed unit program

EXHIBIT INDEX

Exhibit A	Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P. (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 30, 2008 and incorporated herein in its entirety by reference).

Exhibit B	Limited Liability Company Agreement of Williams Pipeline GP LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 30, 2008 and incorporated herein in its entirety by reference).

Exhibit C	Contribution, Conveyance and Assumption Agreement, dated January 24, 2008 among Williams Pipeline Partners L.P., Williams Pipeline Operating LLC, WPP Merger LLC, Williams Pipeline Partners Holdings LLC, Northwest Pipeline GP, Williams Pipeline GP LLC, Williams Gas Pipeline Company, LLC, WGPC Holdings LLC and Williams Pipeline Services Company (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 30, 2008 and incorporated herein in its entirety by reference).

Exhibit D	Working Capital Loan Agreement (attached as Exhibit 10.7 to Amendment No. 1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-146015) and incorporated herein in its entirety by reference).

Exhibit E	Joint Filing Statement (filed herewith).